UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) _____**November 3, 2009**_____



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On November 3, 2009, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated November 3, 2009 announcing first quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: November 3, 2009

By /s/ David J. Smith

David J. Smith

Executive Vice President, Secretary and General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated November 3, 2009



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

FOR IMMEDIATE RELEASE   **November 3, 2009**

ARCHER DANIELS MIDLAND COMPANY REPORTS FIRST QUARTER EARNINGS
OF $ .77 PER SHARE
Company executed well; sees demand in key markets improving.

Archer Daniels Midland Company (NYSE: ADM) today announced earnings of $ 496 million and net sales of $ 14.9 billion for the quarter ended September 30, 2009.

"The ADM team executed well, delivering strong sequential earnings growth." said Chairman of the Board and Chief Executive Officer Patricia Woertz. "Earnings were significantly better than the second half of fiscal 2009. As we advance our growth strategy, we are using our financial strength to build shareholder value. Looking ahead, we see demand improving in some key markets, and we have the assets and acumen to capture value as the global economy resets."

► **Net earnings attributable to ADM for the quarter ended September 30, 2009, were $ 496 million - $ .77 per share, down 53% from last year's record first quarter.**

► **Net sales for the quarter ended September 30, 2009, were $14.9 billion, down 29 %.**

► **Segment operating profit for the quarter ended September 30, 2009, was $ 774 million, down 34 %.**

- Oilseeds Processing profit decreased on lower margins and production.

- Corn Processing profit improved on lower net corn and manufacturing costs.

- Agricultural Services profit decreased due to reduced demand and less volatile commodity market conditions.

- Other operating profit was materially unchanged. Global wheat milling margins improved.

► **Financial Highlights**
(Amounts in millions, except per share data and percentages)

	Quarter ended September 30		
	2009	2008	% Change
Net sales	$ 14,921	$ 21,160	(29 %)
Segment operating profit	$ 774	$ 1,176	(34 %)
Net earnings attributable to ADM	$ 496	$ 1,045	(53 %)
Earnings per share	$ .77	$ 1.62	(52 %)
Average number of shares outstanding	644	645	-

Strategic Investment Activities

To drive earnings growth, the Company advanced its strategy to expand the size and global reach of its core model:

► The Company began operations at its new cocoa processing facility in Kumasi, Ghana, improving access to a key growing region.

► The Company acquired five oceangoing vessels, totaling 250,000 metric tons of cargo capacity, enhancing the flexibility and efficiency of its transportation network.

► The Company acquired an oilseed processing plant in Olomouc, Czech Republic, improving access to the Central European market and expanding its origination footprint.

► The Company began production at its new Columbus, Nebraska, ethanol plant. The plant's scale and its integration with the Company's existing infrastructure give it a cost-efficient position as the industry meets the increased 2010 ethanol mandate.

► The Company completed construction of its Clinton, Iowa, cogeneration facility which provides cost-effective process steam and electricity to its adjacent corn processing complex.

► The Company began production at its first sugarcane ethanol plant in Brazil improving its capacity to meet growing Brazilian demand for renewable fuel.

New Accounting Standards

Certain amounts in the prior year's Consolidated Statements of Earnings, Segment Operating Analysis, Summary of Financial Condition and Summary of Cash Flows have been restated and presentation formats have been modified to apply the requirements of new accounting standards ASC Topic 810 and ASC Topic 470-20. Effective July 1, 2009, the Company adopted this amended guidance which requires retrospective application to all periods presented.

Discussion of Operations

Net sales decreased 29 % to $ 14.9 billion primarily due to decreased average selling prices and, to a lesser extent, foreign exchange translation impacts. Average selling prices decreased in line with year-over-year declines in underlying commodity costs. There were no material changes in overall sales quantities.

A summary of segment operating profit and net earnings is as follows:

	Quarter ended September 30		
	2009	2008	Change
Oilseeds Processing	$ 284	$ 510	$ (226)
Corn Processing	188	118	70
Agricultural Services	175	428	(253)
Other	127	120	7
Segment operating profit	774	1,176	(402)
Corporate	(57)	310	(367)
Earnings before income taxes	717	1,486	(769)
Income taxes	(220)	(440)	220
Net earnings including noncontrolling interests	497	1,046	(549)
Less: Net earnings attributable to noncontrolling interests	(1)	(1)	–
Net earnings attributable to ADM	$ 496	$ 1,045	$ (549)

Net earnings attributable to ADM decreased $ 549 million, due principally to the $ 402 million decrease in segment operating profit and the reduced impact on Corporate results of the change in LIFO inventory valuations. Income taxes decreased due principally to decreased pretax earnings, partially offset by an increased effective tax rate resulting from changes in the geographic mix of pretax earnings.

Oilseeds Processing Operating Profit

	Quarter ended September 30		
	2009	2008	Change
Crushing and origination	$ 135	$ 339	$ (204)
Refining, packaging, biodiesel and other	70	106	(36)
Asia	79	65	14
Total Oilseeds Processing	$ 284	$ 510	$ (226)

Oilseeds Processing operating profit decreased $ 226 million. Crushing and origination results declined $ 204 million due to lower production volumes resulting from a short global soybean supply. Crushing margins and fertilizer results decreased from high prior-year levels as demand was weaker.

Refining, packaging, biodiesel and other operating profit decreased $ 36 million, due principally to lower sales volumes in North America and reduced biodiesel margins in Europe and South America.

Oilseeds results in Asia increased $ 14 million as the Company's investments, principally the equity interest in Wilmar International Limited, continued to perform well.

Corn Processing Operating Profit

	Quarter ended September 30		
	2009	2008	Change
Sweeteners and starches	$ 194	$ 65	$ 129
Bioproducts	(6)	53	(59)
Total Corn Processing	$ 188	$ 118	$ 70

Corn Processing operating profit increased $ 70 million. Sweeteners and starches operating profit increased $ 129 million due to lower net corn and manufacturing costs and higher year-over-year average sweetener selling prices.

Bioproducts operating profit decreased $ 59 million. Ethanol selling prices decreased due to lower gasoline prices and decreased gasoline demand. Bioproducts results were also negatively impacted by low lysine selling prices and by increased startup costs related to the Company's industrial chemicals and sugar businesses.

Agricultural Services Operating Profit

	Quarter ended September 30		
	2009	2008	Change
Merchandising and handling	$ 157	$ 385	$ (228)
Transportation	18	43	(25)
Total Agricultural Services	$ 175	$ 428	$ (253)

Agricultural Services operating profit decreased $ 253 million. Merchandising and handling results were lower than the year-ago quarter due to reduced demand resulting from the weaker global economy and less volatile commodity market conditions. Transportation results declined due to lower barge freight rates and reduced northbound barge activity.

Other Operating Profit

	Quarter ended September 30		
	2009	2008	Change
Processing	$ 107	$ 103	$ 4
Financial	20	17	3
Total Other	$ 127	$ 120	$ 7

Other operating profit increased $ 7 million. Other processing operating profit increased $ 4 million as improved global wheat milling margins and Gruma S.A.B. de C.V. equity earnings were partially offset by a decline in cocoa processing margins and sales volumes. Results for the quarter ended September 30, 2008, included $12 million of profit related to the Company's malting business which was disposed of on July 31, 2008.

Other financial operating profit increased $ 3 million for the quarter, due to improved captive insurance results partially offset by weaker results of the Company's brokerage services business caused by the low short-term interest rate environment.

Corporate Results

	Quarter ended September 30		
	2009	2008	Change
LIFO income	$ 76	$ 453	$ (377)
Investment (expense)/income - net	(65)	(29)	(36)
Gain/(loss) on security transactions	11	(9)	20
Corporate costs	(69)	(94)	25
Other	(10)	(11)	1
Total Corporate	$ (57)	$ 310	$ (367)

Corporate results decreased $ 367 million. Market prices for LIFO-based inventories were generally lower resulting in a decrease in LIFO inventory reserves of $76 million compared to a $453 million decrease in last year's quarter. Investment expense - net increased $ 36 million reflecting a decrease in interest income caused by lower short-term rates and lower working capital requirements of the operating segments. Corporate costs were down $ 25 million as employee-related costs and provisions for doubtful accounts decreased.

Conference Call Information

Archer Daniels Midland Company will host a conference call and audio webcast at 8:00 a.m. Central Time on Tuesday, November 3, 2009, to discuss financial results and provide a Company update. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 800-901-5247 or 617-786-4501; the access code is 76474255. Replay of the call will be available beginning at 11:00 a.m. Central Time on November 3 to November 10, 2009. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is: 25626820. To listen to the replay online, visit www.adm.com/webcast.

Every day, the 28,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 230 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2009, were $69 billion. For more information about our Company and our products, visit www.adm.com.

Contacts:
David Weintraub
Director, External Communications
217/424-5413

Dwight Grimestad
Vice President, Investor Relations
217/424-4586

(Financial Tables Follow)

November 3, 2009

Archer Daniels Midland Company
Consolidated Statements of Earnings
(unaudited)

	Quarter ended September 30			
	2009		**2008**	
	(in millions, except per share amounts)			
Net sales and other operating income	$	14,921	$	21,160
Cost of products sold		13,948		19,293
Gross profit		973		1,867
Selling, general and administrative expenses		354		409
Other income – net		(98)		(28)
Earnings before income taxes		717		1,486
Income taxes		220		440
Net earnings including noncontrolling interests		497		1,046
Less: Net earnings attributable to noncontrolling interests		(1)		(1)
Net earnings attributable to ADM	$	496	$	1,045
Diluted earnings per common share	$	.77	$	1.62
Average number of shares outstanding		644		645
Other income – net consists of:				
Interest expense	$	98	$	138
Investment income		(30)		(54)
Net gain on marketable securities transactions		(1)		(9)
Equity in earnings of unconsolidated affiliates		(152)		(123)
Other – net		(13)		20
	$	(98)	$	(28)

November 3, 2009

Archer Daniels Midland Company
Segment Operating Analysis
(unaudited)

		Quarter ended September 30		
		2009		2008
		(in millions)		
Net sales and other operating income				
Oilseeds Processing	$	6,358	$	7,772
Corn Processing		1,916		2,241
Agricultural Services		5,322		9,569
Other		1,325		1,578
Total net sales and other operating income	$	14,921	$	21,160

		Quarter ended September 30		
		2009		2008
		(in millions)		
Segment operating profit (loss)				
Oilseeds Processing	$	284	$	510
Corn Processing		188		118
Agricultural Services		175		428
Other		127		120
Total segment operating profit		774		1,176
Corporate [1]		(57)		310
Earnings before income taxes	$	717	$	1,486

	Quarter ended September 30	
	2009	2008
	(in 000s metric tons)	
Processing volumes		
Oilseeds Processing	6,372	7,024
Corn Processing	4,621	4,589
Wheat, cocoa and malt	1,910	1,877
Total processing volumes	12,903	13,490

[1]   Includes LIFO credit of $ 76 million for the quarter ended September 30, 2009 and $453 million for the quarter ended September 30, 2008, respectively.

November 3, 2009

Archer Daniels Midland Company
Summary of Financial Condition
(unaudited)

		September 30 2009		June 30 2009
		(in millions)		
NET INVESTMENT IN				
Working capital	$	10,912	$	10,927
Property, plant, and equipment		8,366		7,950
Investments in and advances to affiliates		2,559		2,459
Long-term marketable securities		644		626
Other non-current assets		1,137		1,139
	$	23,618	$	23,101
FINANCED BY				
Short-term debt	$	254	$	356
Long-term debt, including current maturities		7,623		7,640
Deferred liabilities		1,498		1,452
Shareholders' equity		14,243		13,653
	$	23,618	$	23,101

SUMMARY OF CASH FLOWS
(unaudited)

		Quarter ended September 30		
		2009		2008
		(in millions)		
Operating Activities				
Net earnings	$	497	$	$1,046
Depreciation and asset abandonments		196		177
Other – net		37		(457)
Changes in operating assets and liabilities		1,262		3,914
Total Operating Activities		1,992		4,680
Investing Activities				
Purchases of property, plant and equipment		(497)		(483)
Business disposals		-		236
Business acquisitions		-		(24)
Other investing activities		68		(28)
Total Investing Activities		(429)		(299)
Financing Activities				
Long-term debt borrowings		-		102
Long-term debt payments		(34)		(15)
Net repayments under lines of credit		(107)		(2,570)
Purchases of treasury stock		-		(100)
Cash dividends		(90)		(84)
Other		3		8
Total Financing Activities		(228)		(2,659)
Increase in cash and cash equivalents		1,335		1,722
Cash and cash equivalents - beginning of period		1,055		810
Cash and cash equivalents - end of period	$	2,390	$	2,532